NORTHEAST
INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary

2nd Quarter 2022

Market Recap

COVID-related manufacturing shortages and supply chain logjams, rising energy costs, and a tight labor market have been fanning the flames of inflation since late last year and in Q2 they proved to be a bit more "sticky" than some had thought. The Fed scrambled to play catchup by raising the Fed Funds rate 0.50% in May and another 0.75% in June. However, the too little, too late approach was unable to stop the bleeding as both headline and core CPI continued to rise, registering +9.1% and + 5.9% over the last 12 months. Both measures are running at levels not seen in over 40 years.



HY Effective Yield Breakdown
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
HY Yield
4.3%
SPREAD, 2.8%
10-Year, 1.5%
HY yield
8.9%
SPREAD, 5.9%
10-Year, 3.0%
DEC '21
Source: ICE BofA Indexes
JUN '22

In response to these rising rates, market participants quickly became wary of a recession. Risk premiums expanded in both equity and fixed income markets, sending valuations down sharply. The S&P 500 was down -16% during Q2 and closed the 1st half of the year at -20%, its worst 6-month start to a year since 1970.

It wasn't any better on the fixed income side as the risk-off trade held form with Municipals -2.5%, Treasuries -4.5%, Investment Grade -8.4%, High Yield -9.5% and Emerging Markets -11.7% in Q2. Year-to-date returns were: Municipals -8.5%, Treasuries -10.6%, High Yield -13.8%, Investment Grade -16.0%, and Emerging Markets -20.3%, which are historically bad numbers. Analysts from Deutsche Bank estimated Treasuries suffered the worst first half start of any year since 1788!

Yield/Spreads:

Short-term yields shot up in response to the Fed's 1.25% (combined) rate hike, while longer- term bonds also moved, but to a lesser degree, resulting in a flatter curve.

The "2's & 10's" which measures the gap between the 2- and 10-YR yields, closed the quarter at +.06%. A negative number means that the yield curve is "inverted", which can be a warning sign of a potential upcoming recession.

High Yield spreads also flared out to 5.9%, while the effective yield closed the quarter at 8.9%, both of which are above their 20-YR averages of 4.9%,and 7.8% respectively. As you can see from the graph below, the spread is the larger and more volatile component of the overall yield. Year-to-date, the 10-YR increased 1.5%, doubling from 1.5% to 3.0%, while the HY spread widened 3.1%, moving from 2.8% to 5.9%.

Issuance & Defaults:

The Securities Industry and Financial Markets Association (SIFMA) reported only $26 billion of High Yield issuance in Q2, which is down 82% from a year ago, setting a new quarterly issuance low since the Coronavirus pandemic began. With only $79 billion issued year-to-date, 2022 is on pace to produce the lowest amount of activity since 2009. Over $300 billion high yield bonds were issued through the first half of 2021.

Defaults, or the lack thereof, continue to be a bright spot for high yield issuers. Defaults continue to hover around 1%, up slightly this year, but still well below long-term averages of roughly 3%.

Fund Performance

The fixed income portion of the Trust's portfolio is set up using a barbell strategy which combines both long and short duration instruments. By favoring the short end of the curve, the Trust has been able to reduce its duration (interest rate risk) relative to other high yield vehicles. This strategy helped limit the Trust's participation in the sell-off during Q2. For Q2, the total return for the Trust was -3.0% and -10.0% for the ICE BofA US High Yield Index, while the year-to-date returns were -3.3% and -14.0% respectively.

In addition to lowering duration, short-dated bonds are more frequently converted to cash, which makes the Trust more liquid, enabling it to reinvest the proceeds at prevailing market interest rates.

At the end of Q2, the effective duration for the Trust was 3.52 vs. 4.42 of the iShares High Yield ETF (HYG) and 6.54 of the iShares U.S. Core Aggregate ETF (AGG).

Contributors to the Trust's performance:

- NL Industries - non-controlling interest in Kronos, a producer of titanium dioxide.
- Westmoreland Coal Term Loan - the nation's largest independent coal producer

Detractors to the Trust's performance:

- Five Point Operating 7.875% 11/15/25 – developer of mixed-use real estate communities in California.
- CNX Resources 7.25% 3/14/27 - independent natural gas explorationin the Appalachian Basin.

Additions: – The Trust continued to roll over its short-duration bonds into the following:

- Builders FirstSource 4.25% 2/1/32
- Realogy Group 4.875% 6/1/23
- Brinker International 5% 10/1/24
- Sealed Air Corp. 5.25% 4/1/23

Subtractions: The following securities were removed from the portfolio due to a paydown, an embedded call feature or a tender offer:

- Sealed Air Corp. 5.25% 4/1/23 (Tender Offer)
- CF Industries 3.45% 6/1/23 (Full Call)
- Westmoreland 12.5% Term Loan (Paydown)
- Builders FirstSource 6.75% 6/1/27 (Full Call)
- Rite Aid 7.5% 7/1/25 (Partial Call)

S&P Ratings Changes:

- Pilgrim's Pride Corp. 5.875% 9/30/27 – Upgrade (6/2/22) from BB+ to BBB-
- Rite Aid 7.5% 7/1/25 & Rite Aid 8% 11/15/26 – Downgrade (6/15/22) CCC- to CC
- Range Resources 4.875% 5/15/25 – Upgrade (6/29/22) from BB- to BB

Outlook

As the third quarter has unfolded, companies continue to face rising cost pressures. Having said that, a substantial subset have been able to pass rising input prices onto their customers, protecting their profit margins. We tend to think this phenomenon will continue, with the overriding issue being strong demand facing supply constraints, which is on balance a positive for companies even if not so for consumers. As a result, we expect credit problems in the high yield market to remain muted, as they have been since Covid began.

Looking a little more forward, we tend to be relatively optimistic on the direction of the U.S. economy, notwithstanding fears relating to the obvious pressure points: rising interest rates; elevated energy costs; the economic and political fallout from the war in Ukraine. One reason for this thinking is that the U.S. economy isn't characterized by the imbalances (housing bubble, for example) that have been in place ahead of other Fed tightening cycles.

Going a bit further, we tend to think that the restraining impact of rising interest rates on economic activity will be less than expected, and thus that U.S. recession fears are somewhat overstated. In turn, we also think it will take higher and more persistent interest rate increases in order to squeeze core inflation back down to the Fed's target of 2%. Using a technical bond market term, we think the "neutral interest rate" is higher than both policy makers and market participants think,

To the extent that this might come true, it would most likely cause the Treasury market to reverse its current predictions of 2023 interest rate cuts by the Fed. Accordingly, we at Northeast are keeping the average effective maturities of our bonds relatively short, in order to lessen interest rate risk. However, we will hopefully be able to take advantage of any market weakness, as we did during the sell-off in the first half of the year.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); Bmonrad@northeastinvestors.com

Watch and Read Bruce's Recent Takes on...

Quantitative Tightening: https://northeastinvestors.com/the-impact-of-quantitative-tightening/

Rising Rates: https://northeastinvestors.com/investing-in-a-rising-rate-environment/

Additional Insights: https://northeastinvestors.com/insights/

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor 's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BofA U.S. High Yield Index is an unmanaged market value-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

Marketing services provided by ALPS Distributors, Inc, (ALPS) a registered broker dealer. ALPS is unaffiliated with Northeast Investors Trust and FLX Distribution.